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                              September 13, 2021

       Michal Wisniewski
       Chief Executive Officer
       Transuite.org Inc.
       Al. Jerozolimskie 85 lok. 21
       02-001 Warsaw, Poland

                                                        Re: Transuite.org Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed August 30,
2021
                                                            File No. 333-255178

       Dear Mr. Wisniewski:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Amendment No. 4 to Form S-1

       Item 16. Exhibits, page 82

   1.                                                   Your consent refers to
  the review of the financial statements.    Please revise to refer to
                                                        the audit instead. In
addition, please reference the most recent amended registration statement filed.
 Michal Wisniewski
FirstName  LastNameMichal  Wisniewski
Transuite.org Inc.
Comapany 13,
September  NameTransuite.org
               2021          Inc.
September
Page 2     13, 2021 Page 2
FirstName LastName
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      BizFilings